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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM T-3

                                AMENDMENT NO. 1

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939



                            SILVERLEAF RESORTS, INC.
                   ------------------------------------------
                               (Name of Applicant)


                              1221 River Bend Drive
                                    Suite 120
                               Dallas, Texas 75247
                   ------------------------------------------
                    (Address of Principal Executive Offices)



            SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:


             Title of Class                                      Amount
 -------------------------------------                        -----------

 8% Senior Subordinated Notes due 2010                        $28,467,000


                  Approximate Date of Proposed Public Offering:
      As soon as practicable after the effective date of this application.


     NAME AND ADDRESS OF AGENT                    WITH A COPY TO:
     FOR SERVICE:

     Robert E. Mead                               David N. Reed
     Chairman & Chief Executive Officer           Meadows, Owens, Collier, Reed,
     Silverleaf Resorts, Inc.                     Cousins & Blau, LLP
     1221 River Bend Drive                        901 Main Street
     Suite 120                                    Suite 3700
     Dallas, Texas 75247                          Dallas, Texas  75202


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         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicant.

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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, Silverleaf Resorts, Inc., a Texas corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on the 20th day of May, 2004.

                                             SILVERLEAF RESORTS, INC.


         [SEAL]
                                             By:    /s/ Robert E. Mead
                                                    ----------------------------
                                             Name:  Robert E. Mead
                                             Title: Chairman and Chief Executive
                                                       Officer


Attest:

By:    /s/ Sandra G. Cearley
       ------------------------
Name:  Sandra G. Cearley
Title: Secretary